8.    CODE OF ETHICS

8.1   Responsibility to Act Ethically

      It is the responsibility of every employee, officer, director and agent of this Firm to at all times conduct his or her activities on behalf of this Firm with the utmost degree of good faith and ethical standards.

8.2   Duty to Client

      All actions taken by any member of this Firm on behalf of a client must be undertaken with the understanding that the only consideration in analyzing the advisability of the action is the best interest of the client. In all instances, under all circumstances, the client's interest shall come before the Firm's interest or the personal or professional interest of any person associated with the Firm.

8.3   Privacy of Client Financial Information

      Al client financial information is confidential and shall not be divulged to any third party unless such disclosure is first approved in writing by the client or is compelled by legal process.

8.4   Conflicts of Interest

      Engaging is activities that result in a conflict of interest or apparent conflict of interest between a client and the Firm or any employee, officer, director or agent of the Firm are strictly forbidden. All situations in which a conflict or apparent conflict of interest arise must be immediately referred to the Chief Compliance officer for a determination as to the advisability of continuing with the action or refraining form engaging in the action.

8.5   Use of Disclaimers

      Disclaimers of suitability shall not be used with respect to any transaction made on behalf of a Firm client. Other disclaimers, such as with respect to past performance, etc., may be used, when as and if appropriate, but only after the proposed disclaimer has been approved, in writing, by the Chief Compliance Officer.

8.6   Suitability Determinations

      Determinations as to the suitability of any particular investment for a particular client shall be made in light of all the facts and circumstances surrounding the investment needs of that particular client, and no other considerations shall be entertained.
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8.7   Supervisory Responsibility

      The Chief Compliance Officer shall monitor be responsible for the enforcement of all ethics requirements of the Firm.

8.8   Written Code of Ethics

      The Firm has adopted a Written Code of Ethics, a copy of which has been distributed to all employees, officers, directors and agents of the Firm. Each person subject to the Code must comply with the Firm's Code of Ethics, and shall file such reports and periodic disclosures as are required under the Code.

      Each Firm employee shall have an ongoing responsibility to comply with such additional policies, procedures and guidelines as we be promulgated by the Firm, either on the Firm's own initiative or pursuant to legal mandate.

9.    CLIENT COMPLAINTS

9.1   Definition of Client Complaint

      "Complaint" means any written or oral statement of a client or any person acting on behalf of a client alleging a grievance involving the activities of persons under the control of the Firm in connection with providing investment advice to or placing orders on behalf of clients.

9.2   Reporting Responsibility

      Any employee, officer, director or agent of the Firm that receives a complaint must immediately report that complaint to the Chief Compliance Officer.

9.3   Supervisory and Investigative Responsibility

      The Chief Compliance Officer and the Principal Executive Officer are responsible for supervising and investigating all client complaints. All client complaints shall be thoroughly investigated and resolved to the satisfaction of the client and Firm.